

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 24, 2020

Frederic Guerard, Pharm.D.
President and Chief Executive Officer
Graybug Vision, Inc.
275 Shoreline Drive, Suite 450
Redwood City, CA 94065

     Re: Graybug Vision, Inc.
             Registration Statement on Form S-1
             Exhibit Nos. 10.14 and 10.15
             Filed September 21, 2020
             File No. 333-248611

Dear Dr. Guerard:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                   Sincerely,

                                   Division of Corporation Finance

cc: Julia Forbess, Esq.